UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Playa Hotels & Resorts N.V.
(Name of Issuer)
Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)
N70544106
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 32 Pages

Exhibit Index Found on Page 31

                                    13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Cabana Investors, B.V.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                         (a) [     ]
                                                                                                          (b) [ X ]**

**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain   warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,293,249
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,293,249[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,293,249[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1This number includes (a) 1,373,174 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 561,753 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 2 of 32 Pages

13D

CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Playa Four Pack, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**

**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,933,881
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,933,881[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,933,881[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1This number includes (a) 87,661 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 35,862 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5
Page 3 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 4 of 32 Pages

13D

CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN
1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.

Page 5 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.

Page 6 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 7 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 8 of 32 Pages

13D

CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.

Page 9 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 10 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Ravi K. Paidipaty
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 11 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 12 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 13 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.

Page 14 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 15 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.

Page 16 of 32 Pages

13D
CUSIP No.N70544106

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
**        The reporting persons making this filing hold an aggregate of 32,227,130 ordinary shares (including 2,058,450 ordinary shares issuable upon the exercise of certain warrants), which is 30.5% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,227,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,227,130[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,227,130[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN
1This number includes (a) 1,460,835 ordinary shares issuable upon the exercise of Company Founder Warrants, as defined below, and (b) 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants, as defined below.  See Preliminary Note and Item 5.
Page 17 of 32 Pages

Preliminary Note:

  On March 11, 2017 (the “Closing Date”),Playa Hotels & Resorts N.V. (f/k/a Porto Holdco N.V.),a Dutch public limited company (naamloze vennootschap) (the “Company”), completed a business combination transaction (the “Business Combination”).  The parties to the Business Combination were the Company, Playa Hotels & Resorts B.V. (“Playa”), Pace Holdings Corp. (“Pace”) and New PACE Holdings Corp.  The Business Combination included the merger of Playa with and into the Company, with the Company as the surviving entity of such merger (the “Playa Merger”).

  On the Closing Date and pursuant to the Business Combination, the Company issued to certain former ordinary shareholders of Playa, including the Farallon SPVs (as defined in Item 2(a) below), Ordinary Shares (as defined in Item 1 below) and certain warrants to purchase Ordinary Shares.

  In particular, on the Closing Date, the Company issued to the Farallon SPVs an aggregate of: (i) 30,168,680 Ordinary Shares; (ii) 4,382,508 warrants (“Company Founder Warrants”) each of which is exercisable, subject to the terms thereof, to purchase one-third of one Ordinary Share and thus entitle the Farallon SPVs to acquire, subject to the terms thereof, an aggregate of 1,460,835 Ordinary Shares; and (iii) 597,615 warrants (“Company Earnout Warrants” and, together with Company Founder Warrants, “Company Warrants”) each of which is exercisable, subject to the terms thereof, for one Ordinary Share and thus entitle the Farallon SPVs to acquire, subject to the terms thereof, an aggregate of 597,615 Ordinary Shares.  The Company issued such Ordinary Shares and Company Warrants to the Farallon SPVs in the Playa Merger in consideration for all of the ordinary shares of Playa held by the Farallon SPVs immediately prior to the Playa Merger.

  Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the date of this statement the Reporting Persons (as defined in Item 2(a) below) may be deemed to beneficially own the 1,460,835 Ordinary Shares underlying the 4,382,508 Company Founder Warrants held by the Farallon SPVs, and the 597,615 Ordinary Shares underlying the 597,615 Company Earnout Warrants held by the Farallon SPVs.  The percentage amount set forth in Row 13 for all cover pages filed herewith therefore includes all such Ordinary Shares underlying such Company Warrants.

  The terms of the Company Warrants are further described in Item 6 below.

Item 1. Security and Issuer

  This statement relates to ordinary shares, par value €0.10 per share (“Ordinary Shares”), of the Company.  The Company’s principal executive offices are located at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Item 2. Identity and Background

 This statement is filed by the entities and persons listed in items (i) through (v) below, all of whom together are referred to herein as the “Reporting Persons.”

 The Farallon SPVs

 (i)    Cabana Investors B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Cabana”), with respect to the
    Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Company Warrants; and

Page 18 of 32 Pages

 (ii)   Playa Four Pack, L.L.C., a Delaware limited liability company (“Four Pack”), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Company Warrants.

  Cabana and Four Pack are together referred to herein as the “Farallon SPVs.”

  The sole owner of Cabana is Cooperatieve Cabana U.A. (“CCUA”).  The members of CCUA are Farallon Capital Partners, L.P. (“FCP”), Farallon Capital Institutional Partners, L.P. (“FCIP”), Farallon Capital Institutional Partners II, L.P. (“FCIP II”), Farallon Capital Institutional Partners III, L.P. (“FCIP III”) and Farallon Capital Offshore Investors II, L.P. (“FCOI II”) (collectively, as such members of CCUA as the sole owner of Cabana, the “Farallon Cabana Funds”).

  The members of Four Pack are FCP, FCIP and FCIP III (collectively, as such members of Four Pack, the “Farallon Four Pack Funds”).

  FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

 (iii)  Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon
            General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Ordinary Shares indirectly held by the Farallon Cabana Funds and the Ordinary Shares the Farallon Cabana Funds have the indirect right to acquire, in each case as the members of CCUA as the sole owner of Cabana; and
    with respect to the Ordinary Shares indirectly held by the Farallon Four Pack
    Funds and the Ordinary Shares the Farallon Four Pack Funds have the indirect right to acquire, in each case as the members of Four Pack.

The Farallon Individual Reporting Persons

 (iv)  The following persons, each of whom is a managing member or senior managing member, as the case may be, of  the Farallon General Partner, with respect to the
    Ordinary Shares held by the Farallon SPVs and the Ordinary Shares the Farallon
    SPVs have the right to acquire upon the exercise of Company Warrants: Philip D.
    Dreyfuss (“Dreyfuss”); Michael B. Fisch (“Fisch”); Richard B. Fried (“Fried”);
    David T. Kim (“Kim”); Monica R. Landry (“Landry”); Michael G. Linn
    (“Linn”); Ravi K. Paidipaty (“Paidipaty”); Rajiv A. Patel (“Patel”); Thomas G.
    Roberts, Jr. (“Roberts”);William Seybold (“Seybold”); Andrew J. M. Spokes
    (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

  Dreyfuss, Fisch, Fried, Kim, Landry, Linn, Paidipaty, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

  (b) The address of the principal business office of (i) the Farallon SPVs is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon General Partner and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

  (c) The principal business of each of the Farallon SPVs is that of a private investment entity engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of private investment funds, including the

Page 19 of 32 Pages

Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

  (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) The jurisdiction of organization of each of the Farallon SPVs and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States.  Spokes is a citizen of the United Kingdom.

  The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

  The Farallon SPVs acquired their Ordinary Shares, Company Founder Warrants and Company Earnout Warrants on the Closing Date in the Playa Merger, in consideration for all of the ordinary shares of Playa held by the respective Farallon SPVs immediately prior to the Playa Merger.

  Playa was formed in August 2013, in connection with the reorganization of Playa’s prior parent company.  The Farallon SPVs acquired their ordinary shares of Playa at such time in exchange for shares the Farallon SPVs had held in Playa’s prior parent company.  The Farallon SPVs had acquired such shares in Playa’s prior parent company over the course of several years beginning in 2006.

Item 4. Purpose of Transaction

  The disclosure set forth in Item 6 below is hereby incorporated by reference in this Item 4.

  The purpose of the acquisition of the Ordinary Shares and the Company Warrants is for investment.

  Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Ordinary Shares or other securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or other securities of the Company or (subject to the terms of the Company Founder Warrants and the Registration Rights Agreement (as defined in Item 6 below)) transfer or dispose of any or all of its Ordinary Shares or other securities of the Company, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Ordinary Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Ordinary Shares or other securities of the Company which it may hold at any point in time.

  Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one

Page 20 of 32 Pages

or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company.  Such communications may relate, without limitation, to the Company’s strategy, operations, capital structure and/or any current or future initiatives that may be proposed or adopted by the Company's management or board of directors.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

  Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

      The Farallon SPVs

  (a),(b)  The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon
      SPV is incorporated herein by reference for each such Farallon SPV.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon
      103,464,186 Ordinary Shares outstanding immediately following the completion of the
      Business Combination, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2017 (the
      “Company 8-K”), and assumes the exercise by the Farallon SPVs of (i) all Company
      Founder Warrants currently held by them for a total of 1,460,835 Ordinary Shares and (ii)
      all Company Earnout Warrants currently held by them for a total of 597,615 Ordinary
      Shares.

  (c)        Information regarding all transactions in the Ordinary Shares and Company Warrants by the Farallon SPVs in the past 60 days is set forth on Schedules A and B hereto, which are incorporated herein by reference.  All such securities were acquired on the Closing Date pursuant to the Playa Merger, in consideration for ordinary shares of Playa held by the relevant Farallon SPV immediately prior to the Playa Merger.

  (d)        The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon
      SPVs and acquirable by the Farallon SPVs upon the exercise of Company Warrants as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

  (e)        Not applicable.

      The Farallon General Partner

  (a),(b)  The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

  (c)        None.

  (d)        The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon
Page 21 of 32 Pages

      SPVs and acquirable by the Farallon SPVs upon the exercise of Company Warrants as reported herein. The Farallon Individual Reporting Persons are managing members of the
      Farallon General Partner.

  (e)        Not applicable.

  The Farallon Individual Reporting Persons

  (a),(b)  The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon
      Individual Reporting Person is incorporated herein by reference for each such Farallon
      Individual Reporting Person.

(c)        None.

  (d)        The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon
      SPVs and acquirable by the Farallon SPVs upon the exercise of Company Warrants as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

  (e)        Not applicable.

   The Ordinary Shares and the Company Warrants reported hereby for the Farallon SPVsare held directly by the Farallon SPVs.  The Farallon General Partner, as the general partner of each of the Farallon Funds, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly held by the Farallon Cabana Funds and the Ordinary Shares the Farallon Cabana Funds have the indirect right to acquire, in each case as the members of CCUA as the sole owner of Cabana; and with respect to the Ordinary Shares indirectly held by the Farallon Four Pack Funds and the Ordinary Shares the Farallon Four Pack Funds have the indirect right to acquire, in each case as the members of Four Pack, The Farallon Individual Reporting Persons, as Managing Members or the Senior Managing Member, as the case may be, of the Farallon General Partner, in each case with the power to exercise investment discretion, may be deemed to be beneficial owners of all such Ordinary Shares and Company Warrants held by the Farallon SPVs.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares and Company Warrants.

  As a result of the provisions of the Shareholder Agreement (as defined and described in Item 6 below) relating to voting for certain director designees, the Farallon SPVs, Pace Sponsor (as defined in Item 6 below) and HI Holdings Playa (as defined in Item 6 below) may be deemed members of a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  Based solely on the Company 8-K, the Reporting Persons believe that as of the date hereof Pace Sponsor beneficially owns 7,340,000 Ordinary Shares and HI Holdings Playa beneficially owns 11,969,741 Ordinary Shares, in each case without giving effect to the issuance of any Ordinary Shares upon the exercise of outstanding warrants.  Each of the Reporting Persons hereby disclaims any beneficial ownership of any securities of the Company beneficially owned by Pace Sponsor and/or HI Holdings Playa.

Page 22 of 32 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

   Company Founder Warrants

   The Company Founder Warrants held by the Farallon SPVs have the terms set forth in: (i) the respective Company Founder Warrants Agreements, each effective as of March 11, 2017 (together, the “Company Founder Warrants Agreements”), by and between the Company andeach ofthe respective Farallon SPVs; and (ii) the Warrant Agreement, dated as of March 10, 2017, by and among Porto Holdco N.V. (now Playa Hotels & Resorts N.V.), Computershare, Inc. and Computershare Trust Company, N.A., as warrant agent (the “Warrant Agent Agreement”).   Under the Company Founder Warrants Agreements and the Warrant Agent Agreement, each Company Founder Warrant entitles its holder to purchase one-third of one Ordinary Share at an exercise price of one-third of $11.50, subject to adjustment as set forth in such agreements.  The Company Founder Warrants become exercisable 30 days after the Closing Date and expire on the fifth anniversary of the Closing Date.

  As of the date of this statement, Cabana holds 4,119,523 Company Founder Warrants entitling Cabana to purchase, subject to the terms thereof, 1,373,174 Ordinary Shares; and Four Pack holds 262,985 Company Founder Warrants entitling Four Pack to purchase, subject to the terms thereof, 87,661 Ordinary Shares.

  The foregoing description of the Company Founder Warrants Agreements and the Warrant Agent Agreement is qualified in its entirety by the full terms and conditions thereof.  A form of Company Founder Warrants Agreement was filed by the Company with the SEC as Exhibit 10.14 to the Company 8-K, which exhibit is hereby incorporated herein by reference.  A copy of the Warrant Agent Agreement was filed by the Company with the SEC as Exhibit 10.12 to the Company 8-K, which exhibit is hereby incorporated herein by reference.

       Company Earnout Warrants

  The Company Earnout Warrants held by the Farallon SPVs have the terms set forth in the respective Company Earnout Warrants Agreements, each effective as of March 11, 2017 (together, the “Company Earnout Warrants Agreements”), by and between the Company and each of the respective Farallon SPVs.  Under the Company Earnout Warrants Agreements, each Company Earnout Warrant entitles its holder to purchase one Ordinary Share at an exercise price of €0.10.  The Company Earnout Warrants become exercisable at such time as the closing price per Ordinary Share on the NASDAQ Capital Market has exceeded $13.00 (subject to adjustment for stock splits and reverse stock splits) for a period of more than 20 days out of 30 consecutive trading days after the Closing Date.  The Company Earnout Warrants expire on the fifth anniversary of the Closing Date.

  As of the date of this statement, Cabana holds 561,753 Company Earnout Warrants entitling Cabana to purchase, subject to the terms thereof, 561,753 Ordinary Shares; and Four Pack holds 35,862 Company Earnout Warrants entitling Four Pack to purchase, subject to the terms thereof, 35,862 Ordinary Shares.

  The foregoing description of the Company Earnout Warrants Agreements is qualified in its entirety by the full terms and conditions thereof.  A form of Company Earnout Warrants Agreement was filed by the Company with the SEC as Exhibit 10.10 to the Company 8-K, which exhibit is hereby incorporated herein by reference.

Page 23 of 32 Pages

      Registration Rights Agreement

  The Farallon SPVs are parties to the Registration Rights Agreement, dated as of March 10, 2017 (the “Registration Rights Agreement”), by and among Porto Holdco B.V. (now Playa Hotels & Resorts N.V.) and the Holders identified therein.  Such Holders include, among others, the Farallon SPVs, TPG Pace Sponsor, LLC (“Pace Sponsor”) and HI Holdings Playa B.V. (“HI Holdings Playa”).

  Registration Rights

  Pursuant to and subject to the terms of the Registration Rights Agreement, at any time, and from time to time, after the six-month anniversary of the Closing Date, the Farallon SPVs (collectively), Pace Sponsor or HI Holdings Playa may demand that the Company register for public resale all or a portion of their Ordinary Shares (including Ordinary Shares acquired after the Closing Date upon the exercise of warrants or otherwise), for so long as they continue to meet certain ownership thresholds specified in the Registration Rights Agreement.  The Registration Rights Agreement also provides for “piggy-back” registration rights with respect to certain other registration statements that may be filed by the Company.

  Lock-up

  The Registration Rights Agreement contains a “lock-up” provision pursuant to which the Farallon SPVs and the other Holders have agreed not to effect any sale or distribution of any Ordinary Shares or any other securities of the Company during the 180 calendar days after the Closing Date.

  The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions thereof.  A form of the Registration Rights Agreement was filed by the Company with the SEC as Exhibit 10.2 to the Company 8-K, which exhibit is hereby incorporated herein by reference.

      Shareholder Agreement

  The Company, the Farallon SPVs, Pace Sponsor and HI Holdings Playa are parties to a Shareholder Agreement, dated as of March 10, 2017 (the “Shareholder Agreement”).

  Initial Board Composition

  The Shareholder Agreement provides that the Company’s board of directors (the “Board”), as of the closing of the Business Combination, is comprised of 10 directors, consisting of nine non-executive directors and the Company’s chief executive officer in his capacity as an executive director.  Pursuant to the Shareholder Agreement, as of the closing of the Business Combination, two of the non-executive directors were designated by the Farallon SPVs (each, a “Cabana Director”); three of the non-executive directors were designated by Pace Sponsor (each, a “Pace Director”); and one non-executive director was designated by HI Holdings Playa (the “Hyatt Director” and, together with the Cabana Directors and the Pace Directors, the “Designated Directors”).

  The Farallon SPVs designated Daniel J. Hirsch and Stephen L. Millham as the Cabana Directors as of the closing of the Business Combination.  Mr. Hirsch was a managing member of the Farallon General Partner through December 31, 2016.  Mr. Millham was a managing member of the Farallon General Partner through December 31, 2012.  Each of Messrs. Hirsch and Millham was a member of the board of directors of Playa from its formation in August 2013 until the completion of the Playa Merger.

Page 24 of 32 Pages

  Director Nomination Rights

  The Shareholder Agreement provides that, after the expiration of the initial one-year term of the Board, the Farallon SPVs, Pace Sponsor and HI Holdings Playa will have certain rights to designate directors to the Board, as follows:

  Cabana Directors: The Farallon SPVs will have the right to designate (i) two directors to the Board for so long as the Farallon SPVs hold more than 15,000,000 Ordinary Shares and (ii) one director to the Board for so long as the Farallon SPVs hold 15,000,000 or fewer but more than 7,500,000 Ordinary Shares.
  Pace Directors: Pace Sponsor will have the right to designate (i) three directors to the Board for as long as Pace Sponsor holds more than 7,500,000 Ordinary Shares, (ii) two directors to the Board for as long as Pace Sponsor holds 7,500,000 or fewer but more than 5,625,000 Ordinary Shares, and (iii) one director to the Board for as long as Pace Sponsor holds 5,625,000 or fewer but more than 3,750,000 Ordinary Shares.
  Hyatt Director: HI Holdings Playa will have the right to designate one director to the Board for as long as HI Holdings Playa holds more than 7,500,000 Ordinary Shares.

  Voting Support

  Subject to the termination provisions described below, the Shareholder Agreement provides that each of the Farallon SPVs (collectively), Pace Sponsor and HI Holdings Playa (together, the “Designating Shareholders”) has agreed to vote to elect to the Board the designees of the other shareholder signatories designated in accordance with the Shareholder Agreement for the term of the Shareholder Agreement, unless such shareholder ceases to hold the minimum number of Ordinary Shares needed for such shareholder to be entitled to designate at least one such director.

  Capital Allocation Committee

  The Shareholder Agreement provides that the Board will maintain a Capital Allocation Committee, initially consisting of one Cabana Director, one Pace Director and the Company’s chief executive officer in his capacity as an executive director.  The Farallon SPVs have designated Mr. Hirsch to serve as the committee’s Cabana Director as of the closing of the Business Combination.  For so long as the Farallon SPVs or Pace Sponsor are entitled to designate any director to the Board pursuant to the terms of the Shareholder Agreement, any vacancy on the Capital Allocation Committee resulting from the resignation, removal, or death of the Cabana Director or the Pace Director, as applicable, must be filled by the Board following nomination of a replacement director by the Farallon SPVs or Pace Sponsor, as applicable.  The Shareholder Agreement provides that any action by the Capital Allocation Committee requires the affirmative vote of two committee members.

  Termination

  The Shareholder Agreement will terminate pursuant to its terms on the earlier to occur of: (i) the fifth anniversary of the Closing Date or, if later, the expiration of the term or the death, resignation or removal of the Designated Directors appointed at the last shareholder meeting of the Company held prior to the fifth anniversary of the Closing Date; and (ii) the expiration of the term or the death, resignation or removal of the Designated Director(s) appointed at the last shareholder meeting of the Company held prior to such date on which no Designating Shareholder is entitled to nominate directors pursuant to the Shareholder Agreement.  With respect to each Designating Shareholder, if its ownership of outstanding

Page 25 of 32 Pages

Ordinary Shares falls below the relevant ownership threshold set forth in the Shareholder Agreement as a condition to such Designating Shareholder being entitled to nominate at least one director, the Shareholder Agreement shall immediately terminate with respect to such Designating Shareholder.

  The foregoing description of the Shareholder Agreement is qualified in its entirety by the full terms and conditions thereof.  A form of the Shareholder Agreement was filed by the Company with the SEC as Exhibit 10.1 to the Company 8-K, which exhibit is hereby incorporated herein by reference.

  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

  There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

  A form of Company Founder Warrants Agreement was filed by the Company with the SEC as Exhibit 10.14 to the Company 8-K.  Such exhibit is hereby incorporated herein by reference.

  A copy of the Warrant Agent Agreement was filed by the Company with the SEC as Exhibit 10.12 to the Company 8-K.  Such exhibit is hereby incorporated herein by reference.

  A form of Company Earnout Warrants Agreement was filed by the Company with the SEC as Exhibit 10.10 to the Company 8-K.  Such exhibit is hereby incorporated herein by reference.

  A form of the Registration Rights Agreement was filed by the Company with the SEC as Exhibit 10.2 to the Company 8-K.  Such exhibit is hereby incorporated herein by reference.

  A form of the Shareholder Agreement was filed by the Company with the SEC as Exhibit 10.1 to the Company 8-K.  Such exhibit is hereby incorporated herein by reference.

Page 26 of 32 Pages

SIGNATURES

  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2017

                                              /s/ Monica R. Landry
CABANA INVESTORS, B.V.
By Monica R. Landry, Authorized Signatory

                                               /s/ Monica R. Landry
PLAYA FOUR PACK, L.L.C.
By Monica R. Landry, Authorized Signatory

                                               /s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.
By Monica R. Landry, Managing Member

                                               /s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David
T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty,
Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold,
Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

  The Powers of Attorney executed by each of Fisch, Fried, Kim, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., are hereby incorporated by reference.  The Powers of Attorney executed by each of Dreyfuss, Paidipaty and Seybold authorizing Landry to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the Securities and Exchange Commission on January 11, 2017 by such Reporting Persons with respect to the Common Stock of Sky Solar Holdings, Ltd., are hereby incorporated by reference.

Page 27 of 32 Pages

ANNEX 1

   Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.  The Farallon General Partner

   (a) Farallon Partners, L.L.C.
   (b)  c/o Farallon Capital Management, L.L.C.
     One Maritime Plaza, Suite 2100
     San Francisco, California  94111
   (c) Serves as general partner of investment partnerships
   (d) Delaware limited liability company
   (e) Managing Members:  Andrew J.M. Spokes, Senior Managing Member; and Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.  Managing Members of the Farallon General Partner

   (a) Andrew J.M. Spokes, Senior Managing Member; and Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., William Seybold, Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.
   (b) c/o Farallon Capital Management, L.L.C.
      One Maritime Plaza, Suite 2100
      San Francisco, California? 94111
   (c) The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner.  The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of the Farallon General Partner.
   (d) Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J.M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

   None of the Managing Members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 28 of 32 Pages

SCHEDULE A

CABANA INVESTORS B.V.

ACQUISITION DATE	NO. OF SHARES ACQUIRED	PRICE PER SHARE ($)
03/11/2017	28,358,322 Ordinary Shares	N/A***
03/11/2017	4,119,523 Company Founder Warrants*	N/A***
03/11/2017	561,753 Company Earnout Warrants**	N/A***

* Each exercisable, subject to the terms thereof, for one-third of one Ordinary Share.

** Each exercisable, subject to the terms thereof, for one Ordinary Share.

*** Acquired from the Company on the Closing Date pursuant to the Business Combination, in consideration for ordinary shares of Playa held immediately prior to the Playa Merger.

Page 29 of 32 Pages

SCHEDULE B

FOUR PACK, L.L.C.

ACQUISITION DATE	NO. OF SHARES ACQUIRED	PRICE PER SHARE ($)
03/11/2017	1,810,358 Ordinary Shares	N/A***
03/11/2017	262,985 Company Founder Warrants*	N/A***
03/11/2017	35,862 Company Earnout Warrants**	N/A***

* Each exercisable, subject to the terms thereof, for one-third of one Ordinary Share.

** Each exercisable, subject to the terms thereof, for one Ordinary Share.

*** Acquired pursuant to the Business Combination on the Closing Date, in consideration for ordinary shares of Playa held immediately prior to the Playa Merger.

Page 30 of 32 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k).
2.

Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

3.

Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

4.

Form of Company Earnout Warrants Agreement, effective as of March 11. 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

5.

Form of Registration Rights Agreement, dated as of March 10, 2017, by and among the Company and the Holders identified therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

6.

Form of Shareholder Agreement, dated as of March 10, 2017, by and among the Company, TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

Page 31 of 32 Pages

EXHIBIT 1
to
SCHEDULE 13D
JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  March 21, 2017

                                                  /s/ Monica R. Landry
CABANA INVESTORS B.V.
                                                            By Monica R. Landry, Authorized Signatory

                                                 /s/ Monica R. Landry
PLAYA FOUR PACK, L.L.C.
By Monica R. Landry, Authorized Signatory

                                                /s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.
By Monica R. Landry, Managing Member

                                                                /s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David
T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty,
Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold,
Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

   The Powers of Attorney executed by each of Fisch, Fried, Kim, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., are hereby incorporated by reference.  The Powers of Attorney executed by each of Dreyfuss, Paidipaty and Seybold authorizing Landry to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the Securities and Exchange Commission on January 11, 2017 by such Reporting Persons with respect to the Common Stock of Sky Solar Holdings, Ltd., are hereby incorporated by reference.

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